December 26, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael Foland, Attorney-Advisor

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions Inc.

Registration Statement on Form S-1

Filed October 18, 2018

File No. 333-227878

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated November 16, 2018 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Prospectus Cover, page 3

1.Please revise to disclose on the prospectus cover page that the selling shareholders are offering 3,611,552 shares in this offering. Clarify your statement on page 12 that this is a primary offering. Revise the cover page to also disclose a fixed price at which the selling securityholders will sell their shares until such time as the common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB. We note your reference to an offering price of $0.0875 per share of common stock on page 10.

Response: We have revised as instructed.

Management's Discussion and Analysis of Fiscal Condition and Results of Operation

Investing Activities, page 18

2.Please discuss the obligations you have as the exclusive marketing and development partner for Smartrade. Please disclose any material risks or challenges that may be posed by your relationship with this platform. In this regard, it appears that Smartrade is not registered as a national securities exchange, alternative trading system, or broker-dealer under the Securities Exchange Act of 1934 but appears to be engaged in the facilitation of securities transactions in the United States.

Response: We have revised as instructed.

Marketing Strategy, page 20

3.You disclose that you have "agreed to terms" with Lesly Bernard and Natalia Bruschi regarding your Drinx and Rooster apps, respectively. Please provide a description of the material terms of your agreement with each person to market your product.

Response: We have revised as instructed.

Directors, Executive Officers, Promoters and Control Persons, page 21

4.Please identify the companies at which Matthew Reid worked during the past five years and the dates of his employment at each company. See Item 401(e) of Regulation S-K.

Response: During the last five years, Mr. Reid has not worked at any other companies.  We have updated his biographical information to clarify.

Recent Sales of Unregistered Securities, page 22

5.We note that Matthew Reid received 90,000,000 shares from the company as compensation for his services but that he currently owns 102,239,209 shares. Please explain whether there were additional sales of unregistered securities to Mr. Reid.

Response: Matthew Reid was issued 12,239,209 founders shares at inception of the company.  We have revised to disclose this fact.

Note 2. Investment in Smartrade Exchange Services, Inc., page 37

6.We note that you entered into an agreement to purchase 21% of Smartrade for $450,000 in various tranches based on defined milestones and you agreed to purchase an additional 3% of the total common stock. We further note that you hold one of five seats on the Board of Directors and you are the exclusive marketing and development partner for Smartrade. These factors suggest that you have the ability to exercise significant influence over Smartrade. In this regard, tell us why this investment is being accounted for as a cost investment instead of applying the equity method. We refer you to ASC 323-10-15-3 and 6(a) & (b). In addition, if the investment is accounted for under the equity method you are required to provide the disclosures outlined in Rule 8-03(b)(3) of Regulation S-X.

Response: In connection with the Company’s investment in Smartrade, the Company obtained a right to appoint one member to the board of Smartrade which is contemplated to consist of five board members. However, through the date of this letter, Smartrade has not established a formalized board of directors and the powers of the board of directors have not been defined. Smartrade is currently managed by its CEO, CFO and COO who collectively own approximately 56% of Smartrade and have the authority to make all decisions in the ordinary course of business. There is no legal agreement that specifies the role of the board in making decisions at Smartrade and there is no list of matters which require board approval that the Company can meaningfully participate in. Further, the other four board members include the CEO, CFO, COO and an investor but details such as timing, frequency, quorum and voting rights of members at board meetings have not been defined and no voting structures that have been determined. Therefore, it is unclear whether the Company will have the ability to vote and participate meaningfully at such meetings if they occur.

Based on these facts, the Company considered the guidance in ASC 323-10-15-6 to asses if it has the ability to exercise significant influence over the operating and financial policies of Smartrade. Absent a formalized governance document and structure that allows the Company to participate meaningfully in financial and operating matters of Smartrade, the Company does not have the ability to participate in or influence such decisions. Therefore, the Company concluded that merely by virtue of its board seat it does not have significant influence over Smartrade.

Further, as part of its investment, the Company also has the right to approve any material changes to Smartrade’s branding and marketing strategy in the cryptocurrency mining and exchange procedures. The Company evaluated this right and determined that the right is akin to a protective right since only material changes outside the ordinary course of business require the Company’s approval. The Company does not view this right to be participative in nature and therefore concluded that this right does not constitute significant influence over the financial and operating activities of Smartrade.

Additionally, the Company only owned 4.66% of Smartrade at June 30, 2018 and these shared had not yet been paid for as of that date, nor did the Company have the necessary funds to make that payment.

Based on these factors, the Company concluded that it does not have significant influence over Smartade. In addition, the Company also removed the following language in the S-1 “As part of the investment, we became the exclusive marketing and development partner for Smartrade,” since the Company acknowledges that it does not clearly represent its relationship with Smartrade.

The Company will continue to monitor changes to the board/governance of Smartrade and once a board is established and the powers of the board have been clearly defined, the Company would reassess its current accounting at such time.

7.Please tell us how you considered Rule 8-04 of Regulation S-X in evaluating whether you are required to include audited consolidated financial statements of Smartrade.

Response: As noted in our response to comment #6 above, the Company concluded that the Smartrade investment would continue to be accounted for under the cost method and therefore the provisions in Rule 8-04 do not apply.

General

8.Please include a section to disclose your related party transactions. In this regard, we note that the company received loans from an officer to pay for operating expenses and issued stock to a family member of an officer in exchange for services. See Item 404(d) of Regulation S-K.

Response: We have revised as instructed.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matt Reid_________

President